Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Chittenden Corporation
Incentive Savings and Profit Sharing Plan
(Full Title of the Plan)

CHITTENDEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

Two Burlington Square
Burlington, Vermont 05402
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chittenden Corporation Incentive
Savings and Profit Sharing Plan

Date 6/28/04

By Debra S Dayman
Debra Sailer Dayman
Vice President
Corporate Benefits Program Manager

Date 6/28/04

By Timothy J Keefe
Timothy J. Keefe
Senior Vice President
Chief Accounting Officer

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Financial Statements
(With Report of Independent Registered Public Accounting Firm)

December 31, 2003 and 2002

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2003 and 2002

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Chittenden Corporation
Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan at December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The 2003 information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the 2003 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

McSoley McCoy & Co.

March 19, 2004
South Burlington, Vermont
VT Reg. No. 92-349

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets:		
Investments at fair value (Note 3):		
Corporate stock - Chittenden Corporation, plan sponsor (Note 5)	$ 28,311,659	$ 19,755,408
Mutual funds	54,264,756	34,862,145
Money market funds	10,476,975	7,618,797
Investments at fair value	93,053,390	62,236,350
Other investments at contract value (Note 3)	47,936	44,419
Participant loans at face value (Note 3)	2,007,973	1,712,687
Total investments	95,109,299	63,993,456
Receivables:		
Due from brokers	164,452	24,339
Employer contribution receivable	863,730	671,012
Total receivables	1,028,182	695,351
Cash and cash equivalents	91,259	49,783
Total assets	96,228,740	64,738,590
Liabilities:		
Due to brokers	223,717	21,419
Contributions and loan repayment pending allocation	58,223	20,083
Participant loans payable	18,000	29,700
Total liabilities	299,940	71,202
Net assets available for plan benefits	$ 95,928,800	$ 64,667,388

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2003

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net appreciation in fair value of investments (Note 3)	$ 16,607,740	$ -	$ 3,517	$ 16,611,257
Interest and dividend income	1,293,263	-	-	1,293,263
Total investment income	17,901,003	-	3,517	17,904,520
Contributions:				
Participant contributions	7,921,808	-	-	7,921,808
Employer contributions	2,247,867	-	-	2,247,867
Total contributions	10,169,675	-	-	10,169,675
Loan repayments	874,041	(874,041)	-	-
Transfer from other plans (Note 6)	7,208,663	123,839	-	7,332,502
Total additions, net	36,153,382	(750,202)	3,517	35,406,697
Deductions from net assets attributable to:				
Benefits paid to participants	(4,065,218)	(80,067)	-	(4,145,285)
Loans to participants	(1,125,555)	1,125,555	-	-
Total deductions	(5,190,773)	1,045,488	-	(4,145,285)
Change in net assets	30,962,609	295,286	3,517	31,261,412
Net assets available for plan benefits:				
Beginning of the year	62,910,282	1,712,687	44,419	64,667,388
End of the year	$ 93,872,891	$ 2,007,973	$ 47,936	$ 95,928,800

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (Note 3)	$ (9,521,163)	$ -	$ (20,301)	$ (9,541,464)
Interest and dividend income	1,442,387	-	-	1,442,387
Total investment income	(8,078,776)	-	(20,301)	(8,099,077)
Contributions:				
Participant contributions	4,144,025	-	-	4,144,025
Employer contributions	1,644,261	-	-	1,644,261
Total contributions	5,788,286	-	-	5,788,286
Loan repayments	811,258	(811,258)	-	-
Transfer from other plan (Note 6)	3,056,941	-	-	3,056,941
Total additions, net	1,577,709	(811,258)	(20,301)	746,150
Deductions from net assets attributable to:				
Benefits paid to participants	(2,900,801)	(171,456)	-	(3,072,257)
Loans to participants	(922,297)	922,297	-	-
Total deductions	(3,823,098)	750,841	-	(3,072,257)
Change in net assets	(2,245,389)	(60,417)	(20,301)	(2,326,107)
Net assets available for plan benefits:				
Beginning of the year	65,155,671	1,773,104	64,720	66,993,495
End of the year	$ 62,910,282	$ 1,712,687	$ 44,419	$ 64,667,388

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a) General - The Plan is a qualified profit sharing 401(k) plan covering substantially all employees of the Chittenden Corporation (the "Employer") and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Contributions - Participants make voluntary employee salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants' basic contributions are from 2%-6% of compensation. Participants may make supplementary contributions of up to 20% of compensation. A participant's annual contribution may not exceed established IRS limits.

The Employer will match 35% of an employee's basic contribution. Such amounts are allocated based on basic employee contributions. The Employer may also make annual additional matching contributions at the discretion of Chittenden Corporation Board of Directors. The discretionary matching contributions are initially invested in either cash or the Chittenden Corporation Stock Fund. Participants may reallocate the contribution to other investment choices immediately upon receipt.

Employees may make rollover contributions on approval of a Plan representative.

(c) Participant Accounts - Each participant's account is credited with the participant's basic and supplementary contributions and his or her allocation of (a) the Employer's contribution; and (b) Plan earnings. The allocation of the Employer's contribution is based on participants' basic contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions in 5% increments among the investment choices described in note 3.

(d) Vesting - Employee, employer and rollover contributions are 100% vested when made.

(e) Participant Loans - After one year of participation, employees may borrow an amount of up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. Loans are repaid through payroll deductions over a maximum 5-year term or up to a 10-year term if used for the purchase of a primary residence. Interest on employee loans is charged at the prime rate plus 2%.

(f) Payment of Benefits - Upon termination of service for other than death, disability or retirement, a participant's vested portion of his or her account may be paid in a lump sum, may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reaches age 65.

Distribution of a participant's entire account balance in the Plan will be made upon death, disability, retirement or other termination of service. Distributions will be made to the participant or to the participant's designated beneficiary in a lump sum payment unless deferral of payment is elected.

Payments may be made in cash or in a combination of cash and shares of Chittenden Corporation stock based on market value.

Description of Plan (continued)

(g) Administrative Expenses - Although administrative expenses may be paid from Plan assets, such expenses were paid by the Plan sponsor.

(h) Income Tax Status - The Plan is qualified under Section 401(k) of the Internal Revenue Code (the Code) as a qualified cash or deferred arrangement and is exempt from taxation under the Code. The Plan received a favorable determination letter from the Internal Revenue Service dated February 5, 2003 regarding the income tax status of the Plan to adopt legislative and tax code changes.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(b) Investments and Investment Income

Investments are held and maintained by the Plan trustee, Chittenden Trust Company, and are reported at fair value. The fair value of participant directed investment assets, which includes all investments other than insurance contracts and participant loans receivable, are measured by quoted prices in an active market. Participant loans receivable are valued at face amount, which approximates fair value. The guaranteed investment accounts are recorded at their contact amount, which approximates fair value.

(c) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments

Upon enrollment in the Plan, a participant may direct employee and Employer matching contributions into various investment options. A description of the participant directed investment fund options available during 2003 follows:

(a) Federated Automated Cash Management - The primary objective is to achieve an income return through investment in federally insured deposit accounts. Returns will approximate those of relatively short-term cash equivalent vehicles, which normally realize lower comparable yields than long-term, higher risk vehicles. Invested capital will not vary.

(b) Federated U.S. Government Securities 2-5 Year Fund - The investment purpose is to realize relatively stable current income through a high-quality, professionally managed portfolio of U.S. government securities. The fund is appropriate for investors whose goals include greater stability of principal and higher current income than can be expected from investing only in common stocks.

Investments (continued)

(c) Chittenden Corporation Stock Fund - The principal aim is to participate in the growth of the Plan sponsor, Chittenden Corporation and its subsidiaries through investment in its common stock. Invested capital will vary directly with the price of Chittenden Corporation stock, which trades on the New York Stock Exchange under the symbol CHZ.

(d) Janus Fund - The investment objective is to provide the potential to achieve long-term growth of capital, consistent with preservation of capital, by investing primarily in common stocks of companies of any size. As of November 30, 2003 this is not an active fund.

(e) Federated Stock and Bond Fund - The fund seeks relative safety of capital with the possibility of long-term growth of capital and income by investing in common and preferred stocks, bonds, notes, and short-term obligations.

(f) PIMCO PEA Renaissance Fund - The fund seeks long-term capital growth and current income. The Funds seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of companies with below-average valuations whose business fundamentals are expected to improve.

(g) Baron Growth Fund - The fund seeks capital appreciation and invests primarily in common stocks of smaller companies selected for their capital appreciation potential.

(h) American Funds EuroPacific Growth Fund - The fund seeks long-term growth of capital. It invests primarily in securities of issuers located in Europe and the Pacific Basin.

(i) American Funds Growth Fund of America - The fund seeks long-term growth of capital through a diversified portfolio of common stocks.

(j) American Funds AMCAP Fund - The fund seeks to make investments grow over time by investing primarily in stocks of U.S. Companies with a record of above average long-term growth.

(k) Federated Stock Trust Fund - The investment objective is to provide the potential to achieve growth of income and capital. The fund invests in high quality blue chip stocks from some of America's premier corporations that appear to be temporarily undervalued.

(l) Federated Max-Cap Index Trust Fund - The fund seeks investment results that correspond with the aggregate price and dividend performance of publicly traded common stocks as represented by the S + P 500 Index.

(m) Federated Capital Appreciation Fund - The fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities, including common stocks, preferred stocks, and convertible securities; it may invest in convertibles rated below BBB. The advisor's stock selection emphasizes such factors as price/cash flow, price/book value, and projected earnings growth. The fund may also invest in companies involved in mergers or restructuring. It may invest up to 20% of assets in foreign securities.

(n) Janus Adviser International Fund - The fund seeks long-term capital growth. The fund normally invests at least 65% of assets in equities of issuers from at least five different countries. It typically invests no more than 35% of assets in high-yielding securities. The fund may also invest in debt securities and derivatives. As of November 30, 2003 this is not an active fund.

Investments (continued)

(o) Janus Growth and Income Fund - The fund seeks long-term growth of capital and current income. The fund invests in any combination of equity and fixed-income securities, provided that at least 25% of assets are maintained in securities selected for their growth potential and at least 25% of assets are invested in securities selected for current income. The fixed-income portion consists primarily of investment-grade debt, though it may hold up to 35% of assets in debt rated below BBB. The fund may invest without limit in foreign securities. It may engage in options and futures strategies. As of November 30, 2003 this is not an active fund.

Non-participant directed investments include participant loans receivable totaling $2,007,973 and $1,712,687 as of December 31, 2003 and 2002.

Guaranteed investment accounts at New England Financial totaling $47,936 and $44,419 at December 31, 2003 and 2002 have also been classified as non-participant directed investments. These insurance contracts were transferred into the Plan during the merger of the Pomerleau Agency, Inc. Profit Sharing Plan into the Chittenden Plan. After the transfer into the Plan, participant and employer contributions were no longer allowed to be invested in the contracts.

Investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002 are as follows:

	Fair Value	
	2003	2002
Company stock fund:		
Chittenden Corporation:		
(841,607 shares in 2003 and 775,330 in 2002)	$ 28,311,659	$ 19,755,408
Mutual funds:		
Janus Fund:		
(470,962 shares in 2002)	-	8,392,542
Federated U.S. Government Securities 2 - 5 year Fund:		
(774,101 shares in 2003 and 688,460 shares in 2002)	8,917,643	8,034,331
Federated Stock and Bond Fund:		
(266,105 shares in 2003 and 258,538 shares in 2002)	4,803,187	4,051,292
PIMCO PEA Renaissance Fund:		
(371,497 shares in 2003 and 238,387 shares in 2002)	8,559,300	3,466,141
Federated Capital Appreciation Fund:		
(353,969 shares in 2003 and 264,301 shares in 2002)	8,449,238	5,119,518
American Funds Growth Fund of America:		
(388,796 shares in 2003)	9,506,064	-
Baron Growth Fund:		
(138,023 shares in 2003)	4,891,536	-
Money Market Fund:		
Federated Automated Cash Management:		
(10,476,975 units in 2003 and 7,618,797 units in 2002)	10,476,975	7,618,797

Investments (continued)

Net appreciation (depreciation) in the fair value of investment securities during the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Corporate stock	$ 6,890,990	$ (1,496,297)
Mutual funds	9,720,267	(8,045,167)
	$ 16,611,257	$ (9,541,464)

(4) Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

(5) Related Party Transactions

At December 31, 2003 and 2002, participant directed investments included $28,311,659 and $19,755,408 of Chittenden Corporation common stock. Chittenden Corporation is the Plan Sponsor.

(6) Plan Mergers and Divestitures

In 2003, the Plan was amended to allow for the merger of the Maine Bank & Trust Profit Sharing Plan into the Chittenden Plan. The employees of Maine Bank & Trust became eligible to participate in the Chittenden Plan effective January 1, 2003. The effect of the transfer was an addition of $4,382,838 in Plan assets and an increase of 160 Plan participants.

Also, in 2003, the Plan was amended to allow for the merger of the Granite Bank Profit Sharing Plan into the Chittenden Plan. The employees of Granite Bank became eligible to participate in the Chittenden Plan effective March 1, 2003. The effect of the transfer was an addition of $2,949,664 in Plan assets and an increase of 320 Plan participants.

In 2002, the Plan was amended to allow for the merger of the Ocean National Bank Profit Sharing Plan into the Chittenden Plan. The employees of Ocean National Bank become eligible to participate in the Chittenden Plan effective July 1, 2002. The effect of the transfer was an addition of $3,056,941 in Plan assets and an increase of 145 Plan participants.

(7) Withdrawing Participants

Amounts allocated to accounts of participants who have elected to withdraw from the Plan but who have not been paid as of December 31, 2003 amounted to $509,492.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor : Chittenden Corporation

Administrator's EIN: 03-0228404
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Federated U.S. Government Securities 2-5 Year Fund	774,100.938 shares		8,917,643
*	Federated Stock and Bond Fund	266,104.536 shares		4,803,187
*	Federated Stock Trust Fund	124,351.551 shares		4,261,528
*	Federated Max-Cap Index Trust Fund	22,535.901 shares		507,283
	PIMCO PEA Renaissance Fund	371,497.413 shares		8,559,300
	Baron Growth Fund	138,023.022 shares		4,891,536
*	Federated Capital Appreciation Fund	353,968.898 shares		8,449,238
	American Funds Growth Fund of America	388,796.084 shares		9,506,064
	American Funds AMCAP Fund	95,453.867 shares		1,603,625
	American Funds EuroPacific Growth Fund	92,393.981 shares		2,765,352
*	Chittenden Corporation Stock Fund	841,607.000 shares		28,311,659
*	Federated Automated Cash Management	10,476,975.320 units		10,476,975
	New England Financial GIC	47,935.910 units		47,936
	Participant Loans	6.00% - 11.50%	-	2,007,973
				95,109,299

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2003

Schedule H, line 4j - Schedule of Reportable Transactions

Plan Sponsor : Chittenden Corporation

Administrator's EIN: 03-0228404
Plan number: 002

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Janus Fund	mutual fund		9,289,186			12,013,467	9,289,186	(2,724,281)
American Funds Growth Fund of America	mutual fund	9,289,186				9,289,186	9,289,186	-
Chittenden Money Market	money market	4,091,666				4,091,666	4,091,666	-
Chittenden Money Market	money market		4,091,666			4,091,666	4,091,666	-

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Exhibit A

INDEPENDENT AUDITORS' CONSENT

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-80747 and 333-87586), S-4 (No. 333-102123) and Form S-8 (Nos. 333-81197, 333-90780, 333-63624, and 333-25531) of Chittenden Corporation of our report dated March 19, 2004 appearing in this Annual Report on Form 11-K of the Chittenden Corporation Incentive Savings and Profit Sharing Plan for the year ended December 31, 2003.

McSoley McCoy & Co.

June 28, 2004
South Burlington, Vermont
VT Reg. No. 92-349